

DIVISION OF
CORPORATION FINANCE

August 17, 2009

Via U.S. Mail and Facsimile (441-296-0087)

Evan G. Greenberg
Chairman, President and Chief Executive Officer
Ace Limited
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

> **Re: Ace Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-11778**

Dear Mr. Greenberg:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note disclosure on page 37 of your 10-Q for the quarter ended September 30, 2005 that you had exposure to losses from Hurricane Wilma and that Hurricane Wilma made landfall with destructive effects in several areas, including Cuba, a country identified by the State Department as a state sponsor of terrorism and

subject to U.S. economic sanctions and asset controls. We note also that the description of your Latin American operations in the 10-K does not include reference to Cuba. Please clarify for us whether you have operations associated with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the nature and extent of any such direct or indirect contacts, including any products and services you have provided to Cuba, and any agreements, commercial arrangements, or other contacts you have had with the Cuban government or entities controlled by the Cuban government.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jeffrey Riedler
Assistant Director
Division of Corporation Finance